OptimizeRx Corp.

400 Water Street, Suite 200

Rochester, MI 48307

June 1, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Matthew Crispino

Re:	OptimizeRx Corp.
Registration Statement on Form S-1
Filed May 4, 2015
File No. 333-203820

Dear Mr. Crispino:

I write on behalf of OptimizeRx Corp., (the “Company”) in response to Staff’s letter of May 28, 2015, by Matthew Crispino, Staff Attorney, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1. Please update your financials in your next amendment in accordance with Article 8-08 of Regulation S-X.

In response to this comment, the Company included the March 31, 2015 quarterly financials.

2. It appears that you are registering for resale shares of common stock to be issued upon the satisfaction of certain contingencies specified in the advisory agreement with Merriman Capital, Inc. In order to register the resale of securities prior to their issuance, the Section 4(2) exempt sale of the common stock to Merriman Capital, Inc. must have been completed, and Merriman Capital, Inc. must be at market risk at the time of filing of the resale registration statement and irrevocably bound to purchase the securities for a set purchase price. As such, please provide us with your analysis as to whether the transactions contemplated under the February 23, 2015 advisory agreement constitute a completed private placement and whether Merriman Capital, Inc. is irrevocably bound to purchase the 105,000 shares of common stock. Please supplementally file a copy of the advisory agreement with your response.

In response to this comment, the Company filed a copy of the Advisory Agreement. The Company amended the Registration Statement to reduce the shares registered under the Advisory Agreement to 45,000 shares of common stock. The sale of these shares has been completed and Merriman bears the market risk in connection with these shares.

3. We note that the 591,613 shares underlying warrants to Merriman Capital, Inc. and the 212,526 shares underlying warrants to Taglich Brothers, Inc. were previously registered under file number 333-195210. We note further the disclosure on page 20 that you are “filing this registration statement to maintain the registered status of those shares underlying the Agent Warrants.” Please advise if you are combining prospectuses in reliance on Rule 429 under the Securities Act. If so, confirm that there are no other shares outstanding under registration statement file number 333-195210 and provide the disclosure called for by Rule 429(b).

In response to this comment, the Company is combining prospectuses in reliance on Rule 429 under the Securities Act. The Company confirms that there are no other shares outstanding under Registration Statement No. 333-195210 and provided the disclosure called for by Rule 429(b).

Selling Shareholders, page 9

4. Please note that any selling shareholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to Merriman Capital, Inc. and Taglich Brothers, Inc., state whether at the time of the purchase of the securities to be resold, the shareholder purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling shareholder as an underwriter.

In response to this comment, the Company has disclosed that the Selling Shareholders either received their securities as compensation in connection with investment banking services provided in connection with the March 2014 Private Placement, or purchased the securities in the ordinary course of business and represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof.

Exhibit 5.1

5. We note that 105,000 shares of common stock have been issued and set aside subject to certain contingencies. Please revise to include an assumption that the investors will actually pay in full all amounts that they have agreed to pay to purchase the securities. For guidance, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 (CF).

In response to this comment, as stated above, the 45,000 shares of common stock issued under the Advisory Agreement contain no contingencies. Counsel has updated the opinion to reflect the new offering amount.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

OptimizeRx Corp.

/s/ Doug Baker
Doug Baker
Chief Financial Officer

Enclosure (Acknowledgment by the Company)

OPTIMIZERX CORP.

400 WATER STREET, SUITE 200

ROCHESTER, MI 48307

Via EDGAR

June 1, 2015

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	OptimizeRx Corp.
Registration Statement on Form S-1
Filed May 4, 2015
File No. 333-203820

Dear Mr. Crispino:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated May 28, 2015 by Matthew Crispino, Staff Attorney. This correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OptimizeRx Corp.

/s/ Doug Baker
By:	Doug Baker
Chief Financial Officer